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[LOGO]                           Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                 1601 K Street NW
                                 Washington, DC 20006-1600

                                 T 202.778.9000   www.klgates.com

                                 Diane E. Ambler
                                 202.778.9886
                                 Fax:  202.778.9100
                                 diane.ambler@klgates.com

April 15, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Metropolitan Life Insurance Company of Connecticut
            Form S-1 Registration Statement
            File No. 333-156920

Dear Sir or Madam:

      On April 7, 2011 MetLife Insurance Company of Connecticut ("MICC") filed on EDGAR Post-Effective Amendment No. 3 (the "Amendment") on Form S-1 to the above-referenced Registration Statement under the Securities Act of 1933 with respect to the Fixed Annuity, which has a market value adjustment feature.

      MICC requests, pursuant to Section 8(c) of the 1933 Act, that the Commission declare the Amendment effective April 28, 2011 or as soon thereafter as practicable.

      Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at
(202) 778-9886 with any questions or comments.

                                      Sincerely,

                                      /s/ Diane E. Ambler

                                      Diane E. Ambler

cc    Alison White, SEC